SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                                 09 October 2007


                              LLOYDS TSB GROUP plc
                 (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1 Regulatory News Service Announcement, dated 09 October 2007 re: 'Director/PDMR Shareholding'



NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).


(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.



Please complete all relevant boxes in block capital letters.



1. Name of the issuer

LLOYDS TSB GROUP plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

NOTIFICATION RELATES TO (i), AS S324 HAS BEEN REPEALED

3. Name of person discharging managerial responsibilities/director

HELEN ALISON WEIR

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

SEE SECTION 8

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

SEE SECTION 8

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 25p EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Mrs Weir                                                               2,893
Lloyds TSB Registrars Corporate Nominee Limited
 AESOP1 account (LTSBRCNL AESOP1):                                     1,857
Lloyds TSB Registrars (ISA) Nominees Limited (LTSBR(I)NL):
- Mrs Weir (Single company maxi ISA)                                   4,911
Lloyds TSB Offshore Trust Company Limited (Formerly Hill
Samuel Offshore Trust                                                 36,690
Company Limited) (LTSBOTC):
Conditional award of shares under the:

Lloyds TSB performance share plan                                    124,374
Lloyds TSB long-term incentive plan                                  608,497


8 State the nature of the transaction

37 shares were acquired by LTSBRCNL AESOP1 at 570p per share, for Mrs. Weir, under the Lloyds TSB Group Shareplan on 3rd October, 2007.

717 shares were purchased by LTSBOTC on 3rd October, 2007 at 568.00p per share for Mrs. Weir under the dividend reinvestment plan.

The company's registrar, which handles administrative arrangements relating to the relevant shareholdings, has just notified the company of the relevant details.


9. Number of shares, debentures or financial instruments relating to shares acquired

SEE SECTION 8

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

MINIMAL

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

SEE SECTION 8

14. Date and place of transaction

THE TRANSACTION MENTIONED IN SECTION 8 TOOK PLACE IN THE UK AND THE SHARES ARE LISTED ON THE LONDON STOCK EXCHANGE.

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Mrs Weir                                                                3,610
LTSBRCNL AESOP1:                                                        1,894
LTSBR(I)NL:
- Mrs Weir (Single company maxi ISA):                                   4,911
LTSBOTC:                                                               36,690
Conditional award of shares under the:
Lloyds TSB performance share plan                                     124,374
Lloyds TSB long term incentive plan                                   608,497


PERCENTAGE HOLDING IS MINIMAL


16. Date issuer informed of transaction

5TH OCTOBER, 2007



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes



17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

861,775

23. Any additional information

-

24. Name of contact and telephone number for queries

MR. A.J. MICHIE,  SECRETARY                          020 7356 1043

Name and signature of duly authorised officer of issuer responsible for making notification

MR. A.J. MICHIE, SECRETARY


Date of notification              9TH OCTOBER, 2007



NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).


(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.



Please complete all relevant boxes in block capital letters.



1. Name of the issuer

LLOYDS TSB GROUP plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

NOTIFICATION RELATES TO (i), AS S324 HAS BEEN REPEALED

3. Name of person discharging managerial responsibilities/director

TERESA ARLENE DIAL

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

SEE SECTION 8

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

SEE SECTION 8

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 25p EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Lloyds TSB Offshore Trust Company Limited (Formerly Hill
Samuel Offshore Trust                                                 16,909
Company Limited) (LTSBOTC):

Lloyds TSB Registrars Corporate Nominee Limited:
AESOP 1 account (LTSBRCNL AESOP 1)
                                                                       1,116
Conditional award of shares under the:
Lloyds TSB performance share plan                                     57,322
Lloyds TSB long-term incentive plan                                  676,712



8 State the nature of the transaction

22 shares were acquired by LTSBRCNL AESOP1 account, at 570p per share, for Ms Dial, under the Lloyds TSB Group Shareplan on 3rd October, 2007.


The company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, has just notified the company of the relevant details.


9. Number of shares, debentures or financial instruments relating to shares acquired

SEE SECTION 8

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

MINIMAL

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

SEE SECTION 8

14. Date and place of transaction

THE TRANSACTION MENTIONED IN SECTION 8 TOOK PLACE IN THE UK AND THE SHARES ARE LISTED ON THE LONDON STOCK EXCHANGE.

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

LTSBOTC:                                                             16,909
LTSBRCNL AESOP1:                                                      1,138
Conditional award of shares under the:
Lloyds TSB performance share plan                                    57,322
Lloyds TSB long-term incentive plan                                 676,712

PERCENTAGE HOLDING IS MINIMAL


16. Date issuer informed of transaction

5TH OCTOBER, 2007


If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes



17 Date of grant

-


18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

706,959

23. Any additional information

-



24. Name of contact and telephone number for queries

MR. A.J. MICHIE,  SECRETARY                                 020 7356 1043



Name and signature of duly authorised officer of issuer responsible for making notification

MR. A.J. MICHIE, SECRETARY


Date of notification       9TH OCTOBER,  2007



NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).


(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.



Please complete all relevant boxes in block capital letters.



1. Name of the issuer

LLOYDS TSB GROUP plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

NOTIFICATION RELATES TO (i)

3. Name of person discharging managerial responsibilities/director

CAROL FRANCES SERGEANT

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

SEE SECTION 8

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

SEE SECTION 8

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 25p EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Lloyds TSB Registrars Corporate Nominee Limited
 AESOP1 account (LTSBRCNL AESOP1):                                     2,749
Lloyds TSB Offshore Trust Company Limited (Formerly Hill
Samuel Offshore Trust                                                 23,208
Company Limited) (LTSBOTC):


Conditional award of shares under the:
Lloyds TSB performance share plan                                     78,670
Lloyds TSB long-term incentive plan                                  260,571


8. State the nature of the transaction

53 shares were acquired by LTSBRCNL AESOP1 at 570p per share, for Mrs. Sergeant, under the Lloyds TSB Group Shareplan on 3rd October, 2007.

The company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, has just notified the company of the relevant details.

9. Number of shares, debentures or financial instruments relating to shares acquired

SEE SECTION 8

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

MINIMAL

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

SEE SECTION 8

14. Date and place of transaction

THE TRANSACTION MENTIONED IN SECTION 8 TOOK PLACE IN THE UK AND THE SHARES ARE LISTED ON THE LONDON STOCK EXCHANGE.

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

LTSBRCNL AESOP1:                                                         2,802
LTSBOTC:                                                                23,208
Conditional award of shares under the:
Lloyds TSB performance share plan                                        78,670
Lloyds TSB long-term incentive plan                                     260,571


PERCENTAGE HOLDING IS MINIMAL

16. Date issuer informed of transaction

5TH OCTOBER, 2007


If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes



17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

470,090

23. Any additional information

-

24. Name of contact and telephone number for queries

MR. A.J. MICHIE, SECRETARY                                      020 7356 1043



Name and signature of duly authorised officer of issuer responsible for making notification
MR. A.J. MICHIE, SECRETARY


Date of notification  9TH OCTOBER, 2007


NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).


(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.



Please complete all relevant boxes in block capital letters.



1. Name of the issuer

LLOYDS TSB GROUP plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

NOTIFICATION RELATES TO (i),  AS S324 HAS BEEN REPEALED

3. Name of person discharging managerial responsibilities/director

GEORGE TRUETT TATE

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

SEE SECTION 8

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

SEE SECTION 8

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 25p each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Mr. G.T. Tate                                                          3,950
Lloyds TSB Registrars Corporate Nominee Limited
 AESOP1 account (LTSBRCNL AESOP1):                                     3,032
Lloyds TSB Offshore Trust Company Limited (Formerly Hill
Samuel Offshore Trust                                                 50,068
Company Limited) (LTSBOTC):

Conditional award of shares under the:
Lloyds TSB performance share plan                                    169,720
Lloyds TSB long-term incentive plan                                  631,065




8. State the nature of the transaction
59 shares were acquired by LTSBRCNL AESOP1 at 570p per share, for

Mr. Tate, under the Lloyds TSB Group Shareplan on 3rd October, 2007.

977 shares were purchased by LTSBOTC on 3rd October, 2007 at 568.00p per share for Mr. Tate under the dividend reinvestment plan.

The company's registrar, which handles administrative arrangements relating to the relevant shareholdings, has just notified the company of the relevant details.


9. Number of shares, debentures or financial instruments relating to shares acquired

SEE SECTION 8

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

MINIMAL

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

SEE SECTION 8

14. Date and place of transaction

THE TRANSACTION MENTIONED IN SECTION 8 TOOK PLACE IN THE UK AND THE SHARES ARE LISTED ON THE LONDON STOCK EXCHANGE.

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Mr. G.T. Tate                                                          4,927
LTSBRCNL AESOP1:                                                       3,091
LTSBOTC:                                                              50,068
Conditional award of shares under the:
Lloyds TSB performance share plan                                    169,720
Lloyds TSB long-term incentive plan                                  631,065


PERCENTAGE HOLDING IS MINIMAL



16. Date issuer informed of transaction
5TH OCTOBER, 2007


If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

768,070

23. Any additional information

-



24. Name of contact and telephone number for queries

MR. A.J. MICHIE, SECRETARY                                         020 7356 1043



Name and signature of duly authorised officer of issuer responsible for making notification

MR. A.J. MICHIE, SECRETARY


Date of notification  9TH OCTOBER, 2007





NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).


(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes in block capital letters.



1. Name of the issuer

LLOYDS TSB GROUP plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

NOTIFICATION RELATES TO (i)

3. Name of person discharging managerial responsibilities/director

CHRISTOPHER MICHAEL WISCARSON

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

SEE SECTION 8

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

SEE SECTION 8

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 25p EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Mr. C.M. Wiscarson:                                                  38,920
Lloyds TSB Registrars Corporate Nominee Limited
AESOP1 account (LTSBRCNL AESOP1):                                     5,558
Lloyds TSB Offshore Trust Company Limited (Formerly Hill
Samuel Offshore Trust                                                37,351
Company Limited) (LTSBOTC):


Conditional award of shares under the:
 Lloyds TSB performance share plan                                  126,614
 Lloyds TSB long-term incentive plan                                330,435
Save & Prosper Personal Equity Plan:
- Mrs. Wiscarson:                                                     6,963


8. State the nature of the transaction
70 shares were acquired by LTSBRCNL AESOP1 at 570p per share, for

Mr. Wiscarson, under the Lloyds TSB Group Shareplan on 3rd October, 2007.

The company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, has just notified the company of the relevant details.


9. Number of shares, debentures or financial instruments relating to shares acquired

SEE SECTION 8

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

MINIMAL

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

SEE SECTION 8

14. Date and place of transaction

THE TRANSACTION MENTIONED IN SECTION 8 TOOK PLACE IN THE UK AND THE SHARES ARE LISTED ON THE LONDON STOCK EXCHANGE.

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Mr. C.M. Wiscarson:                                                    38,920
LTSBRCNL AESOP1:                                                        5,628
LTSBOTC:                                                               37,351
Conditional award of shares under the:
 Lloyds TSB performance share plan                                    126,614
 Lloyds TSB long-term incentive plan                                  330,435
Save & Prosper Personal Equity Plan:
- Mrs. Wiscarson                                                        6,963


PERCENTAGE HOLDING IS MINIMAL



16. Date issuer informed of transaction
5TH OCTOBER, 2007






If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes



17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

734,712

23. Any additional information

-

24. Name of contact and telephone number for queries

MR. A.J. MICHIE, SECRETARY                                         020 7356 1043

Name and signature of duly authorised officer of issuer responsible for making notification

MR. A.J. MICHIE, SECRETARY

Date of notification  9TH OCTOBER, 2007



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:     09 October 2007